Annual Report 2001



MAMSI Health Plans

Your Life. Our Mission.

MAMSI 2001 Distinguished Service Award Winners: (left to right) Accounting's Karen Cuddy, Behavioral Health's Richard Dilbeck, Claims' Barbara Brown, COB's Gary Therkildsen, HomeCall's Linda Abrecht, Claims' Gloria Brown, Spirit of Service Award Winner and Medical Affairs' Mark Hoffman, Alliance's Meg Evans, Support Services' Carole Diamond, HomeCall Hospice's Fran McGrath, Support Services' Melissa Zelman, Clinical Care Coordination's Esther Forcey, IT's Edward Dwyer, HomeCall Pharmaceuticals' Frank Actisdano.





Description of the Business

Mid Atlantic Medical Services, Inc. is a holding company. Mid Atlantic Medical Services, Inc. and its subsidiaries ("MAMSI" or "the Company") are active in managed health care and other life and health insurance-related activities. MAMSI operates three health maintenance organizations ("HMOs"): MD-Individual Practice Association, Inc. ("M.D. IPA"), a federally qualified HMO; Optimum Choice, Inc. ("OCI"), an HMO that serves commercial and other specialized markets; and Optimum Choice of the Carolinas, Inc. ("OCCI"), MAMSI's North Carolina subsidiary that serves commercial markets.

Other MAMSI subsidiaries include Alliance PPO, LLC ("Alliance"), a preferred provider organization ("PPO") marketing its health care practitioner network to self-insured employers, indemnity carriers and other health care purchasing groups. One of the Alliance's products, MAPSI, provides a behavioral health network and ancillary products to its customers.

HomeCall, Inc. ("HomeCall"); FirstCall, Inc. ("FirstCall"); HomeCall Pharmaceutical Services, Inc. ("HCPS"); and HomeCall Hospice Services, Inc. ("HHSI") are MAMSI's four subsidiaries that provide home health care services to both MAMSI companies and other health care companies. HCPS provides pharmacy services and HHSI addresses the needs of terminally ill patients and their families.

MAMSI Life and Health Insurance Company ("MLH") develops and markets indemnity products to support MAMSI's managed care products.

Alliance Recovery Services, LLC ("ARS") provides coordination of benefits collection services to third-party administrators and insurance companies.

MAMSI is one of the largest managed care companies in its market, which currently includes Maryland, Virginia, Washington, D.C., Delaware, West Virginia, North Carolina and Pennsylvania. Lives covered under all of MAMSI's health care products totaled 1,832,000 at December 31, 2001, including 874,000 enrollees in managed care and indemnity health products and 958,000 lives in the Alliance network.

Table of Contents



Robert E. Foss
Senior Executive Vice President
and CFO
Thomas P. Barbera
President and CEO
Mark D. Groban, M.D.
Chairman of the Board

Financial Highlights

(in thousands except Covered Lives)

December 31	2001	2001 Change	2000	1999	1998	1997
Revenue	$1,807,735	22%	$1,484,479	$1,317,316	$1,187,901	$1,111,653
Net Income	$ 57,195	45%	$ 39,406	$ 26,322	$ 9,045	$ 14,489
Stockholders' Equity	$ 281,471	25%	$ 225,990	$ 186,821	$ 191,218	$ 208,307
Covered Lives	1,832,000	2%	1,791,000	1,790,000	1,791,000	1,688,000

REVENUE

(in thousands)



2001
$1,807,735
2000
$1,484,479
1999
$1,317,316
1998
$1,187,901
1997
$1,111,653

NET INCOME

(in thousands)



2001
$57,195
2000
$39,406
1999
$26,322
1998
$ 9,045
1997
$14,489

STOCKHOLDERS' EQUITY

(in thousands)



2001
$281,471
2000
$225,990
1999
$186,821
1998
$191,218
1997
$208,307

Letter from the Chairman



Chairman of the Board
Mark D. Groban, M.D.

Dear Stockholders:

In 1999, with its change in management, MAMSI implemented a New Direction. The bases of our New Direction – disciplined pricing, commitment to excellent customer service, access to a large network of dedicated health care practitioners and consumer-friendly diversified products – remain the foundation of our ongoing success.

By Staying the Course, the Company has delivered reliable earnings growth quarter over quarter and year over year and, with strong, internally generated membership growth, has significantly increased its market presence in the mid-Atlantic region. For the third year in a row, MAMSI was named to *Forbes* magazine's Platinum 400 list of America's best performing corporations.

Outstanding customer service is MAMSI's hallmark in the marketplace. Several independent surveys annually ask members to rate their health plan's performance. MAMSI's health plans are consistently top rated by our members. As a result, in 2001 our health insurance products added 102,400 members, a remarkable increase of 13.4 percent. In January 2002, we added another 73,000 members, the largest monthly new membership growth (8.4 percent) in the Company's history.

Among my highest priorities has been the development of a respectful relationship with our network of health care practitioners. Working in a mutually responsive partnership with physicians and other clinicians is now the Company norm. MAMSI's various peer review and practitioner advisory committees bring together physicians in private practice and in academia with our staff to identify ways to improve access to high-quality health care for our members. With practitioner input and significant collaboration with physicians who consult with our health plans, our Clinical Care Coordination Department serves as a resource for preventive medicine and for our network practitioners to optimize medical treatment outcomes for our members. Through state-of-the-art reports, the Company's Strategic Policy and Analysis Department brings specific practice pattern information to the attention of our physician partners to identify potential improvements in medical services offered to our health plan members.

Also in 2001, to provide access to a nationwide practitioner network, MAMSI partnered with MultiPlan, Inc., a national PPO network with over 350,000 practitioners and 3,000 acute care hospitals. This strategic alliance allows employers in the mid-Atlantic region to offer their employees access not only to our vast regional network of physicians, health care practitioners and facilities but also to a strong nationwide network.

The Company's "back room," which processes claims and responds to member and practitioner inquiries, is state of the art. In 2001, as part of our strategy to increase lower risk revenue lines, we formed a new subsidiary, Alliance Recovery Services, LLC, which offers coordination of benefits, third-party liability and claims recovery services products to other third-party payors, self-funded groups and employers. Coupled with growth in our dental, life insurance and short-term disability products, MAMSI is transforming itself into a complete health benefit services corporation.

Our strong performance over the last three years is the result of the diligent hard work of MAMSI's highly skilled employees, some of whom are featured in this year's annual report. Going forward, MAMSI has the fundamentals in place to meet market challenges. With management's continued unwavering commitment to the fundamentals of our business model, fully supported by enthusiastic, dedicated employees, 2002 looks to be another good year for MAMSI as we move to further increase stockholder value.

Sincerely,



Mark D. Groban, M.D.
Chairman of the Board

Letter from the CEO



President and Chief Executive Officer
Thomas P. Barbera

Dear Stockholders:

In 2001, MAMSI successfully executed its business model. We fulfilled our commitment to excellent customer service. We continued to provide a diverse set of products. We made an extensive network even larger by partnering with additional highly trained physicians and excellent hospitals. Most importantly, we have maintained our commitment to disciplined pricing.

The value we created in our market shows in our superb results. In 2001, MAMSI's net income increased by 45 percent and our net margin grew to 3.2 percent, up from 2.7 percent in 2000.

Our excellent customer service extends first to our members. In 2001, we began and in 2002 we will complete, an upgrade of our call centers. Our service-oriented member services representatives will now be even better equipped to answer questions quickly, correctly and courteously.

Excellent customer service also extends to our physician partners. Over the last few years, we have greatly improved the service physicians and their office administrators receive. In the upcoming year, we will continue to provide the same high level of service to our physician partners.

In 2000, we began planning for a company wide imaging project, designed to transform all of MAMSI into a company reliant upon electronic communication and operations, both internally and externally. We are moving away from a dependency upon paper for our record keeping. This imaging project will take three years to complete and is on schedule for completion in 2003.

Our Strategic Policy and Analysis (SPA) Department began to pay real dividends in 2001. We now have greatly improved visibility on utilization trends – information we share with our physician partners to assist them in improving access to appropriate and efficient medical care. As SPA continues its work, our visibility on costs will enhance our clinical care coordination efforts and our pricing accuracy.

Finally, in 2001, MAMSI maintained a culture where hard work is expected, laughter is common and accountability is welcomed as good and necessary. We are certain of our purpose and confident in our business model. We expect and commit to continuing improvement and success in 2002.

Sincerely,

Thomas P. Barbera

Thomas P. Barbera
President and Chief Executive Officer

Selected Consolidated Financial and Operating Data

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands except share amounts, key ratios, and operating data)				
Selected Income Statement Data					
Revenue	$1,807,735	$1,484,479	$1,317,316	$1,187,901	$1,111,653
Expense	1,723,393	1,427,721	1,277,486	1,175,665	1,090,213
Income before income taxes	84,342	56,758	39,830	12,236	21,440
Net income	57,195	39,406	26,322	9,045	14,489
Earnings per common share:					
Basic	$ 1.48	$ 1.04	$ 0.64	$ 0.20	$ 0.31
Diluted	$ 1.41	$ 1.00	$ 0.64	$ 0.20	$ 0.31
Dividends	—	—	—	—	—
Weighted Average Shares					
Basic	38,672,147	38,052,746	41,225,327	45,407,006	46,273,484
Diluted	40,502,086	39,341,037	41,266,604	45,473,995	46,885,666
Dividends	—	—	—	—	—
Selected Balance Sheet Data					
Working capital	$192,848	$153,539	$118,995	$123,138	$128,065
Total assets	594,213	467,023	388,584	362,775	345,959
Long-term debt	—	—	—	14	74
Stockholders' equity	281,471	225,990	186,821	191,218	208,307
Cash dividends per common share (1)	—	—	—	—	—
Key Ratios					
Medical care ratio	85.4%	86.5%	87.9%	88.8%	89.4%
Administrative expense ratio	11.7%	12.1%	11.6%	11.3%	11.7%
Net margin	3.2%	2.7%	2.0%	0.8%	1.3%



Spirit of Service Award Winner
Mark Hoffman of Medical Affairs

Selected Consolidated Financial and Operating Data

Operating Data

	Year Ended December 31, 2001	2000	1999	1998	1997
Annualized hospital days per 1,000 enrollees:					
All products and health services (3)	250	244	238	265	297
HMO only (2)	196	192	191	191	192
Medicare (3)	—	—	—	2,425	2,566
Medicaid (3)	—	—	496	375	552
Annualized hospital admissions per 1,000 enrollees (3)	64	63	61	72	78
HMO, hybrid, ASO and indemnity health enrollees at year end	874,000	772,000	766,000	731,000	682,000
PPO enrollees at year end	958,000	1,019,000	1,024,000	1,060,000	1,006,000

Selected Quarterly Financial Data

(in thousands except per share amounts)
(unaudited)

	2001				2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$424,661	$450,475	$459,667	$472,932	$360,113	$368,339	$371,428	$384,599
Expense	405,342	432,656	437,049	448,346	347,050	357,169	356,779	366,723
Income before income taxes	19,319	17,819	22,618	24,586	13,063	11,170	14,649	17,876
Net income	12,882	11,986	15,036	17,291	8,602	7,313	10,974	12,517
Earnings per common share:								
Basic	0.34	0.31	0.38	0.45	0.22	0.19	0.29	0.33
Diluted	0.32	0.30	0.36	0.43	0.22	0.19	0.28	0.31

NOTES

1 MAMSI has not declared or paid cash dividends on its common stock.

2. Days are presented exclusive of skilled nursing, neonatal intensive care and psychiatric inpatient care.

3. Days include acute and non-acute, skilled nursing, neonatal intensive care and psychiatric inpatient care. The Company ceased participation in Medicare in 1999 and Medicaid in 2000.



Claims' Howard Coy, Support Services' Steve Mauk, Group Services' Mark Biancucci, Member and Professional Services' Tamar Thorne and Accounting's Lisa Levy.

Forward-Looking Information

All forward-looking information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations is based on management's current knowledge of factors, all with inherent risks and uncertainties, affecting MAMSI's business. MAMSI's actual results may differ materially if these assumptions prove invalid. Significant risk factors, while not all-inclusive, are:

1. The possibility of increasing price competition in the Company's service area.
2. The effect on the Company due to a weaker economy.
3. The effect on the Company due to the recent acts of terrorism and any future attacks.
4. The possibility that the Company is not able to increase its market share at the anticipated premium rates.
5. The possibility of increased litigation, legislation or regulation (such as the numerous class action lawsuits that have been filed against managed care companies and the pending initiatives to increase health care regulation) that might increase regulatory oversight which, in turn, would have the potential for increased costs.
6. The inability to predict and control medical expenses due to:
   - Increased utilization by the Company's membership.
   - Increased practitioner and pharmaceutical costs.
   - Federal or state mandates that increase benefits or limit the Company's oversight ability.
   - Existing disputes under risk-sharing arrangements, the Company's ability to maintain and renew these arrangements, and any future disputes under such arrangements.
7. The possibility that the Company is not able to negotiate new or renewal contracts with appropriate physicians, other health care practitioners, hospitals and facilities.

This list of significant risk factors is not intended to be exhaustive. There may be other risk factors that would preclude the Company from realizing the predictions made in the forward-looking statements. While the Company may periodically update this discussion of risk factors, the Company does not undertake to update any forward-looking statement that may be made by or on behalf of the Company prior to its next required filing with the Securities and Exchange Commission.

Discussion of MAMSI's Business and Important Accounting Matters

MAMSI, through its 100% owned subsidiary companies, is predominately in the business of selling various forms of health insurance. In 2001, 96% of revenues were earned from the sale of health insurance products, mostly to employers who purchase health insurance for their employees. Since premium rates are generally fixed for a one year period, it is critical to the Company's continued financial success that its prices are set at levels that will at least cover the next policy year's medical costs for members plus administrative costs to pay claims, provide member services, pay taxes, and cover other related costs.

This means that we have to carefully evaluate data and estimate both future utilization of medical services by our members and the cost of those services so that we can set premiums at adequate levels. This is the single most important factor in our business. Very simply, if our medical expenses are greater than our premiums, we lose money.

While MAMSI's business is somewhat complex from an insurance regulatory standpoint, its consolidated balance sheet and income statement are straightforward and the accounting policies and procedures that we use to produce them are reasonable and appropriate. MAMSI does not own any special purpose entities, does not have any complex or extraordinarily risky investments nor does it have any off balance sheet financing arrangements. In fact, MAMSI has almost no debt outstanding. The buildings that the Company owns and uses in its operations do not even have mortgages; they are owned free and clear. The Company's funds are held in cash or invested in money market accounts, tax exempt securities and other debt securities. All of the bonds we own have investment ratings of "A" or better.

Certain of our accounting policies are extremely important to the fair presentation of our results and financial position.

We think that the single most important accounting issue we have is the recording, at the end of each reporting period, of an adequate liability and corresponding expense for medical services that have been provided to our members but for which we have not yet received a bill. This lag between date of service and date of billing is normal in the insurance business and the liability for these claims is called "liability for incurred, but not reported claims" ("IBNR"). The IBNR liability is included with medical claims payable in our balance sheet.

The determination of the Company's IBNR is a fairly complex process. The Company employs its own actuary to aid in its determination. The primary method we use to estimate IBNR is consistent from period to period and uses historical claims data to develop the historical relationship of how many claims dollars have been reported in any given month to what was received in total, once all claims were received. This relationship gives us an indication of how much medical expense has been incurred in months for which we have not yet received all claims. While we use a consistent method in developing our IBNR estimate, considerable judgment is required. To the extent that we over or under estimate our IBNR at the end of any reporting period, the adjustment is included in the next period's results.

Another important accounting policy relates to our risk sharing contracts. Certain of the Company's larger vendors offer various forms of "risk-sharing" or "guarantees" as a part of their contractual relationship with us. These arrangements are not significant in relation to the Company's financial statements with one exception; the Company's risk-sharing arrangement with its Pharmacy Benefits Manager ("PBM"). The Company's PBM is responsible for providing administrative and technical support as well as providing the ability to process pharmacy transactions on a real time basis. The Company's current PBM is Merck-Medco Managed Care, LLC ("Merck"). As a part of its contract with us, Merck agreed to a pharmacy cost guarantee related to fiscal year 2000. We are recording the amount due under this guarantee over the contract term of three years, which commenced January 2000. The total value of the guarantee we estimated for financial statement purposes is approximately $41 million of which approximately $28 million has been recorded in our financial statements as a reduction of medical expense over the first two years of the contract. This amount is also reported in the balance sheets as a reduction of medical claims payable. A dispute between Merck and the Company has arisen over this cost guarantee which is in binding arbitration. While the Company believes it has complied with the terms of its contract with Merck, and that its financial statements are fairly stated, if the dispute is not resolved in the Company's favor, all or part of the $28 million might have to be written-off and future amounts not yet recognized might never be recognized. This in turn could increase the Company's future medical expense more than currently anticipated, which would effect the Company's overall profitability. See Note 1 to the financial statements.

Another accounting policy that is very important to the fair presentation of our financial results is the proper valuation of the Company's accounts receivable. The Company bills the majority of its health insurance customers on a monthly basis. The premium bill is typically sent out 15 days in advance of the month being billed for, so that the Company can receive the cash at the start of the month for which the insurance is being provided. The vast majority of our customers pay in a timely fashion but some do not. After some communication, we generally receive payment but we do not always collect what we are due. This can happen for a variety of reasons such as customers having financial difficulties, disputes regarding the amount of the bill or a customer failing to notify us that they have obtained other health insurance. To properly value the accounts receivable at its net realizable value we must determine an allowance for doubtful accounts.

The allowance for doubtful accounts reduces the gross amount of accounts receivable that are recorded, based on the bills sent, to the net amount that we actually think we will receive. The allowance also reduces premium revenue by the same amount. To determine how much to record as a reduction of the gross accounts receivable, we prepare an accounts receivable aging. This aging segments the total accounts receivable balance by category as to when it was due to the Company. This allows us to evaluate how old our accounts receivable are. We then prepare an evaluation based on historical collection percentages applied to various categories of accounts. We also identify individual accounts that are unlikely to pay due to financial or other problems and analyze them individually. The aforementioned analyses are then summarized and an allowance is developed and recorded. The Company applies this methodology on a consistent basis from period to period.

General

During the three year period ended December 31, 2001, the Company experienced growth in membership. While membership in certain products continues to grow, other products have decreased when compared to 2000. The Company has achieved its overall size by continually expanding its product lines which include point-of-service, small group, indemnity health, hybrid products and group term-life and through expansion into new geographic markets. Premium rates during this time have increased, yet remain at competitive levels for the Company's marketplace. During 2001, the Company's consolidated operating margin showed improvement over 2000. The Company achieved 2001's results, in part, by implementing product price increases and reducing or eliminating membership in products or effectively terminating groups that had the potential for continued unprofitability. The Company anticipates that it will continue to increase premium rates during 2002. This is a forward-looking statement. See "Forward-Looking Information" above for a description of those risk factors.

The Company generally receives a fixed premium amount per member per month while the majority of medical expenses are variable and significantly affected by spontaneous member utilization. Even with managed care controls, unusual medical conditions can occur, such as an outbreak of influenza or a higher than normal incidence of high cost cases (such as premature births, complex surgeries or rare diseases). As a result, the Company's quarterly results can be materially affected and irregular. However, over the longer business cycle, the Company believes that its managed care control systems, underwriting procedures (when allowed) and network of physicians and health care practitioners should result in continued profitability.

Due to continued concern about privacy, the accountability of health insurers and HMOs, and the cost and availability of health care coverage, legislation has been considered and is likely to be further considered by the United States Congress and the legislatures of the states in which the Company operates or may seek to operate.

In 1997, the "Health Insurance Portability and Accountability Act of 1996, Public Law 104-191", commonly called "HIPAA" was enacted. This bill established certain requirements for insurers, health maintenance organizations and the Employee Retirement Income Security Act of 1974 ("ERISA") plans regarding eligibility rules for health care coverage. The law also included Administration Simplification provisions to regulate and standardize information exchanges and establish standards for the privacy and security of individually identifiable health information.

The four key areas of Administration Simplification are: 1) Transactions and Code Sets, 2) Unique Identifiers, 3) Security, and 4) Privacy. The Department of Health and Human Services ("HHS") has published final regulations on Transactions and Code Sets and Privacy and expects final regulations for Unique Identifiers and Security in 2002. These rules will apply to insurers, health maintenance organizations, providers and ERISA plans and will effect the business operations of these entities.

MLH, MAMSI's HMOs and HomeCall are in the process of assessing current procedures and developing plans to comply with the Administration Simplification provisions of HIPAA. The Company believes it has sufficient internal resources to address those issues related to HIPAA compliance. If internal resources prove to be insufficient, the Company will engage outside resources. The statements in this paragraph regarding the future effects of HIPAA are forward-looking statements. See "Forward-Looking Information" for a description of risk factors. MAMSI has two (2) years plus two (2) months from the effective date of the final regulations to comply.

State legislatures and the U.S. Congress continue to debate and consider legislation to amend civil tort law so as to expand "enterprise liability" to insurers, HMOs and ERISA plans as well as other health care reform initiatives. Neither Congress nor any state legislature in the Company's service area, with the exception of North Carolina, has enacted laws that would expand an insurer's or HMO's liability in tort action.

States in the Company's service area have enacted laws regarding the internal and external review of adverse utilization review decisions. Under these laws, persons covered by insurers or HMOs (subject to state regulation) are given a right to seek a fast and fair review of these decisions, first internally by a medical director and then externally by an independent review organization and/or a state regulator. Maryland, the District of Columbia, Virginia, North Carolina, West Virginia and Pennsylvania have enacted such laws.

State legislatures are considering a variety of proposals to increase access to health care coverage. This includes expanding the eligibility rules for the Medicaid Program and tax credits for the purchase of group or individual insurance.

The Company expects that continued legislative scrutiny of health insurers and HMOs may lead to additional legislative initiatives. The Company is unable to predict the ultimate impact of any federal or state restructuring of the health care delivery or financing systems, but such changes could have a material adverse impact on the operations and financial condition of the Company.

The Year Ended December 31, 2001 Compared to The Year Ended December 31, 2000

Results of Operations

The Company's consolidated net income for the year ended December 31, 2001 increased to $57,195,000 from $39,406,000 for the year ended December 31, 2000. Diluted earnings per share increased from $1.00 in year ended December 31, 2000 to $1.41 for the year ended December 31, 2001. The increase in earnings is attributable to an increase in premiums per member, a reduction in medical expenses as a percentage of health premium revenue ("medical care ratio"), and a reduction in administrative expenses as a percentage of total revenue ("administrative expense ratio"). The Company has priced its health products competitively in order to increase its membership base and thereby enhance its strategic position in its marketplace. The Company currently has one of the largest HMO and managed care enrollments and also the largest network of contract providers of medical care in its service area (which includes the entire states of Maryland and Delaware, the District of Columbia, most counties and cities in Virginia and certain areas of West Virginia, North Carolina and Pennsylvania).

Revenue for the year ended December 31, 2001 increased approximately $323.3 million or 21.8 percent over the year ended December 31, 2000. A 10.0 percent increase in net average HMO and indemnity enrollment resulted in an increase of approximately $142.0 million in health premium revenue while an 11.8 percent increase in average monthly premium per enrollee, combined for all products, resulted in a $184.0 million increase in health premium revenue. Management believes that commercial health premiums should continue to increase over the next twelve months as the Company continues to increase its commercial membership and as new and renewing groups are charged higher premium rates due to legislatively mandated benefit enhancements and general price increases initiated by the Company. This is a forward-looking statement. See "Forward-Looking Information" for a description of the risk factors that may affect health premiums per member.

The Company has implemented increased premium rates across essentially all of its commercial products. As the Company's contracts are generally for a one year period, increased pricing generally cannot be initiated until a contract reaches its renewal date. Therefore, price increases are not implemented across the Company's membership at the same time. Overall, commercial premium rate increases are expected to continue in 2002 in the range of 11.5% to 12.0%. Management believes that these rate increases may have the effect of slowing the Company's future membership growth. In addition, management reevaluated premium reimbursement rates with regard to its Medicaid program. Effective May 1, 2000, the Company transferred its membership in the Virginia Medicaid Program to a non-affiliated carrier. Therefore, as of May 1, 2000, the Company ended its participation in any government entitlement health insurance program.

The Company's future membership growth depends on several factors such as relative premium prices and product availability, future increases or decreases in the Company's service area, and increased competition in the Company's service area.

The Company's home health operations contributed $22.7 million in revenue for the year ended December 31, 2001 as compared with $26.3 million for the year ended December 31, 2000 reflecting a decrease in services provided to non-affiliated companies and a write-off of uncollectible accounts receivable in the amount of approximately $1.5 million. Fee and other revenue decreased to $21.2 million for the year ended December 31, 2001 from $21.8 million for the year ended December 31, 2000. Life and short-term disability products contributed $8.1 million in revenue for the year ended December 31, 2001 as compared with $8.0 million for the year ended December 31, 2000.

The medical care ratio decreased to 85.4 percent for the year ended December 31, 2001 as compared to 86.5 percent for the year ended December 31, 2000. On a per member per month basis, medical expenses increased 10.5 percent. The decrease in the medical care ratio is due to increased premiums per member combined with continuing efforts by the Company to implement product specific cost containment controls, continued activity in specialized subrogation areas and claims review for dual health coverage. The ongoing initiatives should help to control the Company's medical care ratio. The medical expense trend is expected to be between 10.7% and 11.5% for 2002. The statements in this paragraph and the preceding paragraphs regarding future utilization rates, cost containment initiatives, total medical costs and trend and future increases in health premiums per member are forward-looking statements. See "Forward-Looking Information" above for a description of risk factors that may affect medical expenses per member and the medical care ratio.

The administrative expense ratio decreased from 12.1 percent for the year ended December 31, 2000 to 11.7 percent for the year ended December 31, 2001. Management believes that the administrative expense ratio will be approximately 11.5% in 2002. Management's expectation concerning the administrative expense ratio is a forward-looking statement. The administrative expense ratio is affected by changes in health premiums and other revenues, development of the Company's expansion areas and increased administrative activity related to business volume.

Investment income increased from $13.5 million for the year ended December 31, 2000 to $14.8 million for the year ended December 31, 2001 primarily due to an increase in the amount of investments.

The effective tax rate increased from 30.6 percent for the year ended December 31, 2000 to 32.2 percent for the year ended December 31, 2001 primarily due to the benefit from certain one-time tax credits that were recognized in 2000.

The net margin rate increased from 2.7 percent for the year ended December 31, 2000 to 3.2 percent for the year ended December 31, 2001. This increase is consistent with the factors described above.

The Year Ended December 31, 2000 Compared to The Year Ended December 31, 1999

Results of Operations

The Company's consolidated net income for the year ended December 31, 2000 increased to $39,406,000 from $26,322,000 for the year ended December 31, 1999. Diluted earnings per share increased from $.64 in year ended December 31, 1999 to $1.00 for the year ended December 31, 2000. The increase in earnings is attributable to an increase in premiums per member, a reduction in the medical care ratio, offset somewhat by an increase in administrative expense.

Revenue for the year ended December 31, 2000 increased approximately $167.2 million or 12.7 percent over the year ended December 31, 1999. A 2.2 percent increase in net average HMO and indemnity enrollment resulted in an increase of approximately $27.1 million in health premium revenue while a 10.5 percent increase in average monthly premium per enrollee, combined for all products, resulted in a $134.7 million increase in health premium revenue.

The Company's home health operations contributed $26.3 million in revenue for the year ended December 31, 2000 as compared with $23.6 million for the year ended December 31, 1999 reflecting an increase in services provided to non-affiliated companies. Fee and other revenue increased to $21 million for the year ended December 31, 200 from $21.4 million for the year ended December 31, 1999. Life and short-term disability products contributed $8.0 million in revenue for the year ended December 31, 2000 as compared with $8.2 million for the year ended December 31, 1999.

The medical care ratio decreased to 86.5 percent for the year ended December 31, 2000 as compared to 87.9 percent for the year ended December 31, 1999. On a per member per month basis, medical expenses increased 8.8 percent. The decrease in the medical care ratio is due to a combination of factors including continuing efforts by the Company to implement product specific cost containment controls, continued activity in specialized subrogation areas and claims review for dual health coverage, the Company's withdrawal from state Medicaid programs, and also increased premiums per member.

The administrative expense ratio increased from 11.6 percent for the year ended December 31, 1999 to 12.1 percent for the year ended December 31, 2000. The administrative expense ratio is affected by changes in health premiums and other revenues, development of the Company's expansion areas and increased administrative activity related to business volume.

Investment income increased $2.4 million primarily due to an increase in the amount of the investments.

The effective tax rate decreased from 33.9 percent for the year ended December 31, 1999 to 30.6 percent for the year ended December 31, 2000 primarily due to the increase in tax exempt income, the restructuring of certain operations to increase tax efficiency and the benefit from certain one-time tax credits.

The net margin rate increased from 2.0 percent for the year ended December 31, 1999 to 2.7 percent for the year ended December 31, 2000. This increase is consistent with the factors described above.

Liquidity and Capital Resources

The Company's business is not capital intensive and the majority of the Company's expenses are payments to physicians and health care practitioners, which generally vary in direct proportion to the health premium revenues received by the Company. Although medical utilization rates vary by season, the payments for such expenses lag behind cash inflow from premiums because of the lag in provider billing procedures. In the past, the Company's cash requirements have been met principally from operating cash flow and it is anticipated that this source, coupled with the Company's operating line-of-credit, will continue to be sufficient to meet the Company's cash requirements in the future.

The Company's cash and investment securities increased from $275.2 million at December 31, 2000 to $372.8 million at December 31, 2001, primarily due to the timing of medical expense payments which traditionally lag behind the receipt of increased premiums per member, cash received from the exercise of stock options and net income offset by the effect of treasury stock purchases. Accounts receivable increased from $90.0 million at December 31, 2000 to $105.3 million at December 31, 2001, principally due to the timing of customer payments and increases in membership. Prepaid expenses, advances and other increased from $26.4 million at December 31, 2000 to $27.2 million at December 31, 2001 due to an increase in working capital advances paid to Maryland hospitals and the prepayment of insurance policies which cover the Company's assets and business operations, offset by the decrease in income tax amounts paid in advance.

Net property and equipment increased from $47.2 million at December 31, 2000 to $57.3 million at December 31, 2001 primarily due to build-out and renovation costs associated with the purchase of facilities, for use in the Company's operations, in late October 2001.

Medical claims payable increased from $178.7 million at December 31, 2000 to $212.0 million at December 31, 2001, primarily due to increased membership and an increase in medical expenses per member. Deferred premium revenue increased from $18.5 million at December 31, 2000 to $37.7 million at December 31, 2001 due to a change in contract period with the FEHBP and an increase in cash payments received in advance of the premium coverage period.

Additional paid-in capital increased from $296.3 million at December 31, 2000 to $349.6 million at December 31, 2001 due to an additional 2.0 million shares of the Company's stock being placed into the Stock Compensation Trust ("SCT"), as well as an increase in the market value of the shares of the Company's stock held in the SCT.

The value of the SCT increased from $198.5 million at December 31, 2000 to $204.7 million at December 31, 2001 due to the increase in the market value of the shares of the Company's stock held in the SCT, and the purchase of an additional 2.0 million shares of the Company's stock being placed into the SCT offset by the exercise of employee stock options. For financial reporting purposes, the SCT is consolidated with MAMSI. The fair market value of the shares held by the SCT is shown as a reduction to stockholders' equity in the Company's consolidated balance sheets. All transactions between the SCT and MAMSI are eliminated. The difference between the cost and fair value of common stock held in the SCT is included in the consolidated financial statements as additional paid-in capital.

Treasury stock increased from $135.6 million at December 31, 2000 to $185.1 million at December 31, 2001 due to the purchase of 2,717,900 additional shares by the Company at a total cost of $49,472,000.

The Company currently has access to total revolving credit facilities of $29.0 million which are subject to annual renewal and collateral requirements, and are used to provide short-term capital resources for routine cash flow fluctuations. At December 31, 2001, the Company's investment security balances used as collateral, which are parent company only investments, fell below the minimum collateral requirements thereby reducing the credit line availability to $24.3 million. In addition, at December 31, 2001, approximately $3.7 million was drawn against these facilities, and approximately $444,000 in letters of credit were outstanding. While no amounts have been drawn against these letters of credit, they reduce the Company's credit line availability.

Following is a schedule of the short-term capital resources available to the Company:

(in thousands):	December 31, 2001	December 31, 2000
Cash and cash equivalents	$ 4,510	$ 5,047
Investment securities	368,327	270,127
Working capital advances to Maryland hospitals	19,686	17,008
Total available liquid assets	392,523	292,182
Credit line availability	20,184	13,900
Total short-term capital resources	$ 412,707	$ 306,082

The Company believes that cash generated from operations along with its current liquidity and borrowing capabilities are adequate for both current and planned expanded operations.

The Company's major business operations are principally conducted through its HMOs and its insurance company. HMOs and insurance companies are subject to state regulations that, among other things, may require those companies to maintain certain levels of equity and risk based capital, and restrict the amount of dividends and other distributions that may be paid to their parent corporation (See Note 12 to the Consolidated Financial Statements). As of December 31, 2001, those subsidiaries of the Company were in compliance with all minimum capital and exceeded all risk based capital requirements.

During the year ended December 31, 2001, the Company repurchased an additional 2,717,900 shares of its common stock for a total cost of approximately $49.5 million. On December 31, 2001, approximately $19.3 million of unspent authorization was available for future purchases. During January 2002, the Company repurchased an additional 59,200 shares of its common stock for a total cost of approximately $1.4 million. On February 14, 2002, the Board of Directors authorized a $30 million stock repurchase program to begin immediately. This authorization was in addition to the $17.9 million of unspent funds carried forward from the September 2001 authorization.

Market Risk

The Company is exposed to market risk through its investment in fixed and variable rate debt securities that are interest rate sensitive. The Company does not use derivative financial instruments. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer or type of instrument. A hypothetical ten percent change in market interest rates over the next year would not materially impact the Company's financial position or cash flow. The Company has no significant market risk with regard to liabilities. Debt securities (most of which are exempt from Federal taxes) at December 31, 2001 mature according to their contractual terms as follows (in thousands):

Assets	2002	2003	2004	2005	2006	There-after	Total	Fair Value 12/31/01
Available-for-Sale Securities	$152,058	$28,931	$11,049	$15,716	$27,047	$122,007	$356,808	$360,860
Average Interest Rate	4.13%	4.49%	4.22%	4.51%	4.56%	4.49%		
Held-to-Maturity	$ 5,793	$ 2,428	$ 1,535	$ 861	$ 1,909	$ 5,164	$ 17,690	$ 18,031
Average Interest Rate	5.64%	4.29%	5.37%	5.78%	6.23%	6.14%		

Consolidated Balance Sheets

in thousands except share amounts

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 4,510	$ 5,047
Investment securities	368,327	270,127
Accounts receivable, net	105,343	89,954
Prepaid expenses, advances and other	27,194	26,420
Deferred income taxes	216	850
Total current assets	505,590	392,398
Property and equipment, net	57,329	47,222
Statutory deposits	17,690	14,597
Other assets	9,385	9,793
Deferred income taxes	4,219	3,013
Total assets	$594,213	$467,023
Liabilities and Stockholders' Equity		
Current liabilities		
Short-term borrowings	$ 3,681	$ 3,000
Accounts payable	49,397	37,841
Medical claims payable, net	212,010	178,685
Income taxes payable	1,315	–
Deferred premium revenue	37,698	18,494
Deferred income taxes	8,641	839
Total current liabilities	312,742	238,859
Deferred income taxes	–	2,174
Total liabilities	312,742	241,033
Stockholders' equity		
Common stock, $0.01 par, 100,000,000 shares authorized, 63,772,502 issued and 47,884,422 outstanding at December 31, 2001 and 61,772,502 issued and 48,602,322 outstanding at December 31, 2000	637	617
Additional paid-in capital	349,595	296,347
Stock compensation trust (common stock held in trust), 9,019,450 shares outstanding at December 31, 2001; 10,019,756 shares outstanding at December 31, 2000	(204,742)	(198,516)
Treasury stock, 15,888,080 shares at December 31, 2001; 13,170,180 shares at December 31, 2000	(185,110)	(135,638)
Accumulated other comprehensive income	2,528	1,812
Retained earnings	318,563	261,368
Total stockholders' equity	281,471	225,990
Total liabilities and stockholders' equity	$594,213	$ 467,023

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

in thousands except per share amounts

	Year Ended December 31, 2001	2000	1999
Revenue			
Health premium	$1,740,938	$1,414,847	$1,253,063
Fee and other	21,244	21,811	21,352
Life and short-term disability premium	8,066	8,034	8,175
Home health services	22,715	26,304	23,630
Investment	14,772	13,483	11,096
Total revenue	1,807,735	1,484,479	1,317,316
Expense			
Medical expense			
Referral and ancillary care	722,711	582,775	510,114
Hospitalization, net of coordination of benefits	455,267	373,349	336,002
Primary care	80,408	77,616	83,558
Prescription drugs	227,760	189,388	170,745
Reinsurance premiums, net	1,084	144	539
	1,487,230	1,223,272	1,100,958
Life and short-term disability claims	3,589	3,108	4,033
Home health patient services	21,950	21,514	19,412
Administrative expense			
Salaries and benefits	138,425	114,561	99,682
Promotion and advertising	4,668	5,246	4,311
Professional services	9,212	8,029	6,070
Licenses and taxes	13,191	11,586	8,538
Facilities, maintenance and supplies	31,693	28,707	26,848
Other (including interest expense of $742, $1,045 and $532)	13,435	11,698	7,634
	210,624	179,827	153,083
Total expense	1,723,393	1,427,721	1,277,486
Income before income taxes	84,342	56,758	39,830
Income tax expense	(27,147)	(17,352)	(13,508)
Net income	$ 57,195	$ 39,406	$ 26,322
Basic earnings per common share	$ 1.48	$ 1.04	$ .64
Diluted earnings per common share	$ 1.41	$ 1.00	$ .64

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

in thousands except share amounts

	Common Stock	Additional Paid-in Capital	Stock Compensation Trust	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, December 31, 1998	$ 567	$138,247	$(68,926)	$(75,623)	$ 1,313	$195,640	$191,218
Exercise of stock options for 13,100 shares released from the Stock Compensation Trust		(105)	187				82
Stock option tax benefit		19					19
Purchase of 3,000,000 shares of MAMSI common stock to be held in the Stock Compensation Trust	30	31,751	(31,781)				—
Adjustment to market value for shares held in Stock Compensation Trust		(17,305)	17,305				—
Repurchase of 3,194,940 shares of MAMSI common stock				(28,494)			(28,494)
Comprehensive Income:							
Net Income						26,322	26,322
Other comprehensive loss, net of tax benefit of $(1,522)					(2,326)		(2,326)
Total Comprehensive Income							23,996
Balance, December 31, 1999	597	152,607	(83,215)	(104,117)	(1,013)	221,962	186,821
Exercise of stock options for 1,991,094 shares released from the Stock Compensation Trust		(3,443)	28,373				24,930
Stock option tax benefit		3,529					3,529
Purchase of 2,000,000 shares of MAMSI common stock to be held in the Stock Compensation Trust	20	28,730	(28,750)				—
Adjustment to market value for shares held in Stock Compensation Trust		114,924	(114,924)				—
Repurchase of 2,836,900 shares of MAMSI common stock				(31,521)			(31,521)
Comprehensive Income:							
Net income						39,406	39,406
Other comprehensive income, net of tax of $1,638					2,825		2,825
Total Comprehensive Income							42,231
Balance, December 31, 2000	617	296,347	(198,516)	(135,638)	1,812	261,368	225,990
Exercise of stock options for 3,000,306 shares released from the Stock Compensation Trust		(2,695)	42,753				40,058
Stock option tax benefit		6,984					6,984
Purchase of 2,000,000 shares of MAMSI common stock to be held in the Stock Compensation Trust	20	36,480	(36,500)				—
Adjustment to market value for shares held in Stock Compensation Trust		12,479	(12,479)				—
Repurchase of 2,717,900 shares of MAMSI common stock				(49,472)			(49,472)
Comprehensive Income:							
Net Income						57,195	57,195
Other comprehensive income, net of tax of $386					716		716
Total Comprehensive Income							57,911
Balance, December 31, 2001	$ 637	$349,595	$(204,742)	$(185,110)	$ 2,528	$318,563	$281,471

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in thousands

	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 57,195	$ 39,406	$ 26,322
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,008	10,263	10,249
Provision for bad debts	510	692	292
Provision for deferred income taxes	947	(5,280)	2,415
(Gain) loss on sale and disposal of assets	(1)	356	49
Stock option tax benefit	6,984	3,529	19
Increase in accounts receivable	(15,899)	(7,023)	(4,657)
(Increase) decrease in prepaid expenses, advances and other	(3,441)	2,159	(332)
Increase in accounts payable	11,556	15,861	2,909
Increase in income taxes payable	7,705	—	—
Increase in medical claims payable, net	33,325	24,282	25,138
Increase (decrease) in deferred premium revenue	19,204	1,545	(218)
Total adjustments	71,898	46,384	35,864
Net cash provided by operating activities	129,093	85,790	62,186
Cash flows used in investing activities:			
Purchases of investment securities	(513,466)	(428,185)	(355,996)
Sales and maturities of investment securities	416,368	365,043	325,117
Purchases of property and equipment	(20,237)	(13,297)	(8,147)
Purchases of statutory deposits	(5,563)	(3,394)	(1,476)
Maturities of statutory deposits	2,421	2,782	1,125
Purchases of other assets	(580)	(631)	(2,598)
Proceeds from sale of assets	160	377	486
Net cash used in investing activities	(120,897)	(77,305)	(41,489)
Cash flows used in financing activities:			
Principal payments on notes payable	—	(14)	(60)
Increase (decrease) in short-term borrowings	681	(558)	1,713
Exercise of stock options	40,058	24,930	82
Purchase of treasury stock	(49,472)	(31,521)	(28,494)
Net cash used in financing activities	(8,733)	(7,163)	(26,759)
Net (decrease) increase in cash and cash equivalents	(537)	1,322	(6,062)
Cash and cash equivalents at beginning of year	5,047	3,725	9,787
Cash and cash equivalents at end of year	$ 4,510	$ 5,047	$ 3,725

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – Organization and Significant Accounting Policies

Mid Atlantic Medical Services, Inc. ("MAMSI") is a holding company whose subsidiaries are active in managed health care and other life and health insurance related activities. MAMSI's principal markets currently include Maryland, Virginia, the District of Columbia, Delaware, West Virginia, North Carolina and Pennsylvania. MAMSI and its subsidiaries (collectively referred to as the "Company") have developed a broad range of managed health care and related ancillary products and deliver these services through health maintenance organizations ("HMOs"), a preferred provider organization ("PPO"), a life and health insurance company, home health care and home infusion services companies, a hospice company, a collections company and part ownership in an outpatient surgery center.

MAMSI delivers managed health care services principally through HMOs. The HMOs, MD-Individual Practice Association, Inc. ("M.D. IPA"), Optimum Choice, Inc.® ("OCI"), and Optimum Choice of the Carolinas, Inc. ("OCCI") arrange for health care services to be provided to an enrolled population for a predetermined, prepaid fee, regardless of the extent or nature of services provided to the enrollees. The HMOs offer a full complement of health benefits, including physician, hospital and prescription drug services. Optimum Choice, Inc. of Pennsylvania ("OCIPA") ceased all operations in Pennsylvania during 2000.

The following are other significant wholly-owned subsidiaries of MAMSI:

- Physicians Health Plan of Maryland, Inc. ("PHP-MD") is an individual practice association ("IPA") that provides physician services to certain of the Company's HMOs.

- Alliance PPO, LLC ("Alliance") provides a delivery network of physicians (called a preferred provider organization) to employers and insurance companies in association with various health plans, and provides psychiatric services principally to third party payors or self-insured employer groups.

- MAMSI Life and Health Insurance Company ("MLH") develops and markets indemnity health products and group life, accidental death and short-term disability insurance.

- HomeCall, Inc., FirstCall, Inc. and HomeCall Pharmaceutical Services, Inc. ("HCPS") provide in-home medical care including skilled nursing, infusion and therapy to MAMSI's HMO members and other payors.

- HomeCall Hospice Services, Inc. ("HHSI") provides services to terminally ill patients and their families.

- Beginning in January 2001, Alliance Recovery Services, LLC ("ARS") provides coordination of benefit collection services to TPAs and insurance companies.

The significant accounting policies followed by MAMSI and its subsidiaries are described below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of MAMSI and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

MAJOR CUSTOMERS

A significant portion of the Company's premium revenue is derived from federal, state and local government agencies, including governmental employees and Medicaid and Medicare recipients. For the years ended December 31, 2001, 2000 and 1999, approximately 10%, 8% and 8%, respectively, of premium revenue was derived from federal government agencies which is included in the All Others and Commercial Risk segments (as described in Note 14), and approximately 15%, 14% and 21%, respectively, was derived from Maryland and Virginia state and local government agencies which is included in the Commercial Risk segment (as described in Note 14).

CASH EQUIVALENTS

Floating rate municipal putable bonds, which possess an insignificant risk of loss from changes in interest rates and are held less than three months from the date of purchase, are classified as cash equivalents.

INVESTMENT SECURITIES

Investment securities, consisting principally of municipal bonds and tax-free bond funds are classified as available-for-sale. These securities are carried at fair market value plus accrued interest and any unrealized gains and losses are reported in other comprehensive income, net of the related tax effect. Gains and losses are reported in earnings when realized. Gains and losses on sales of securities are computed using the specific identification method.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the property and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the improvement or the term of the related lease.

STATUTORY DEPOSITS

Statutory deposits, consisting principally of municipal bonds and treasury notes held in custodial accounts by state regulatory agencies, are classified as held-to-maturity. These securities are stated at amortized cost.

GOODWILL

The excess of cost over the fair value of net assets of the acquired company in the 1994 purchase transaction is recorded as goodwill and is classified in the consolidated balance sheets as an other asset. Goodwill is amortized on a straight-line basis over 15 years.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142"), which establishes standards for financial accounting and reporting for intangible assets at acquisition and for goodwill and other intangible assets subsequent to their acquisition. Statement No. 142 is applied to existing goodwill and intangible assets for fiscal years beginning December 15, 2001. The Company anticipates adopting this Statement January 1, 2002, at which time amortization of the remaining book value of goodwill will cease. The Company does not expect the adoption of Statement No. 142 will have a material impact on its consolidated financial statements.

HEALTH PREMIUM

Amounts charged for health care services are recognized as premium revenue in the month for which enrollees are entitled to receive care. Included in premium revenue are amounts due from customers that utilize the Company's capitated primary care physician network, its care coordination services and other services related to health management and who self-fund, generally up to specified limits, certain elements of medical costs, such as hospitalization and specialist physicians. Premium revenue received in advance is recorded as deferred premium revenue.

FEE AND OTHER

Amounts charged to third party payors solely for use of the Company's network of physicians and health care practitioners and its discounted fee-for-service rate structure are recognized as fee revenue. Amounts charged for administrative services only arrangements, entailing only claims payment services and utilization of the provider network without utilization of the Company's primary care physician network and care coordination services, and for which the Company bears no insurance risk, are recognized as fee revenue.

HOME HEALTH SERVICES

Amounts charged to patients, third party payors and others for home health services are recorded at net realizable amounts, including an estimate of potential retroactive adjustments under cost reimbursement agreements with third party payors.

MEDICAL EXPENSE

Medical expense consists principally of medical claims and capitation costs. Medical claims include payments to be made on claims reported as of the balance sheet date and estimates of health care services incurred but not reported ("IBNR") to the Company as of the balance sheet date. IBNR is estimated using an expense forecasting model that is based on historical claims incurrence patterns modified to consider current trends in enrollment, member utilization patterns, timeliness of claims submissions and other factors. This estimate includes medical costs to be incurred beyond the premium paying date that are contractually required.

Capitation costs represent monthly fixed fees to participating primary care physicians and other health care practitioners as retainers for providing continuing medical care.

Medical claims reversals result from the determination that the Company has paid claims in excess of contractually obligated amounts. Amounts recognized through specific identification are recorded at their net realizable value as a reduction of medical expense in the consolidated statements of operations and as an increase in accounts receivable in the consolidated balance sheets.

The Company has entered into certain long-term vendor contracts, some of which include incentives or cost guarantees designed to provide savings to the Company over several years. The Company typically accounts for the benefit derived from these incentives or guarantees ratably over the contract period as a reduction to medical expense. Because of the complexity of the Company's product offerings as well as obligations imposed under the contracts, and the timing of settlement of various contractual periods, disputes may arise as to the degree of satisfaction of the various contractual obligations which could result in material adjustments to the Company's financial statements. In the case of one of these contracts, a dispute with the Company's pharmacy benefits manager, Merck, has arisen involving approximately $41 million related to the settlement of a cost guarantee for the year 2000. If the dispute is not resolved in the Company's favor, it could be material to the Company's financial statements. The Company is recording the amount due under the cost guarantee over the three year term of the contract which commenced in January 2000. From inception through December 31, 2001, the Company has recognized approximately $28 million of the $41 million guarantee for financial statement purposes as a reduction of medical expense and medical claims payable. On August 30, 2001, the Company filed a Demand for Arbitration against Merck asserting that Merck has reneged on its obligations under the agreement. The Company believes that it has complied with its contractual obligations, that its financial statements are fairly stated with regard to the aforementioned contracts and that the dispute will be resolved in the Company's favor. See Note 11.

The Company believes that its claims reserves are adequate to satisfy its ultimate claims liabilities; however, the liability as established may vary significantly from actual claims amounts, either negatively or positively, and as adjustments are deemed necessary, they are included in current operations. Establishment of claims estimates is an inherently uncertain process; there can be no certainty that currently established reserves will prove adequate to cover actual ultimate expenses. Subsequent actual experience could result in reserves being too high or too low which could positively or negatively impact the Company's earnings in future periods.

COORDINATION OF BENEFITS

Coordination of benefits ("COB") results from the determination that the Company has paid for medical claims expenses for which an enrollee has duplicate coverage and for which another insurer is primarily liable. In the consolidated statements of operations, such identified amounts are classified as a reduction of hospitalization expense and, in the consolidated balance sheets, such amounts are classified as a reduction of medical claims payable.

INCOME TAXES

The income tax provision includes federal and state income taxes both currently payable and deferred because of differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER COMMON SHARE

Basic earnings per common share are based upon the weighted average shares outstanding. Outstanding stock options are treated as common stock equivalents for purposes of computing diluted earnings per share. Shares held in the Company's Stock Compensation Trust (see Note 10) are excluded from the calculation of basic and diluted earnings per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment securities - Fair values are based on quoted market prices.

Statutory deposits - Fair values are based on quoted market prices.

Short-term borrowings - The carrying amount reported in the consolidated balance sheets approximates fair value.

ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

STOCK OPTION PLANS

As permitted by Financial Accounting Standards No. 123, the Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock option plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market value of the underlying stock on the date of grant, no compensation expense is recognized.

RECLASSIFICATIONS

Certain balances in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

NOTE 2 - Investments

Investments are classified into two categories (available-for-sale or held-to-maturity) and are valued based upon this designation. Securities classified as available-for-sale, which include debt and equity securities that the Company does not have the positive intent to hold to maturity, are marked to market with the resulting unrealized gain or loss reflected in other comprehensive income. Securities classified as held-to-maturity, which are debt securities that the Company has both the positive intent and ability to hold to maturity, are carried at amortized cost. The Company classifies its statutory deposits as held-to-maturity with no effect on the recorded value. All other investments are classified as available-for-sale. Management re-evaluates these designations annually. During 1999, statutory deposit investments with an amortized cost of $1,166,000 were released by the state regulatory agencies and transferred to the Company's investment securities portfolio. The unrealized loss at the date of the transfer was $21,000. There were no such transfers in 2001 and 2000.

The following is a summary of available-for-sale and held-to-maturity securities at December 31, 2001 and 2000:

(in thousands) 2001	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
AVAILABLE-FOR-SALE SECURITIES				
U.S. Treasury securities and obligations of U.S. government agencies	$ 2,152	$ 120	$ —	$ 2,272
Obligations of states and political subdivisions	206,691	5,115	1,183	210,623
Municipal bond funds	145,010	—	—	145,010
Accrued interest	2,955	—	—	2,955
Debt securities	356,808	5,235	1,183	360,860
Equity securities	7,630	891	1,054	7,467
Investment securities	$364,438	$ 6,126	$ 2,237	$368,327
HELD-TO-MATURITY SECURITIES				
U.S. Treasury securities and obligations of U.S. government agencies	$ 7,908	$ 226	$ 1	$ 8,133
Obligations of states and political subdivisions	9,532	116	—	9,648
Other investments	250	—	—	250
Statutory deposits	$17,690	$ 342	$ 1	$ 18,031

(in thousands) 2000	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
AVAILABLE-FOR-SALE SECURITIES				
U.S. Treasury securities and obligations of U.S. government agencies	$ 2,159	$ 113	$ —	$ 2,272
Obligations of states and political subdivisions	142,499	3,100	23	145,576
Municipal bond funds	113,465	—	84	113,381
Accrued interest	2,101	—	—	2,101
Debt securities	260,224	3,213	107	263,330
Equity securities	7,116	1	320	6,797
Investment securities	$267,340	$ 3,214	$ 427	$270,127
HELD-TO-MATURITY SECURITIES				
U.S. Treasury securities and obligations of U.S. government agencies	$ 3,160	$ 204	$ —	$ 3,364
Obligations of states and political subdivisions	10,583	44	—	10,627
Other investments	854	—	—	854
Statutory deposits	$14,597	$ 248	$ —	$ 14,845

For the years ended December 31, 2001, 2000 and 1999, marketable equity available-for-sale securities with a fair value at the date of sale of $900,000, $317,000 and $2,524,000, respectively, were sold. The gross realized gains on such sales totaled $18,000, $71,000 and $50,000, and the gross realized losses totaled $17,000, $-0- and $75,000 for each of the respective periods. Realized gains and losses are included in investment income. Other sales and maturities of investment securities consisted principally of redemptions on municipal bond funds.

The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in thousands)	Cost	Estimated Fair Value
AVAILABLE-FOR-SALE		
Due in one year or less	$ 152,058	$ 152,174
Due after one year through five years	82,743	85,801
Due after five years through ten years	105,319	106,568
Due after ten years	16,688	16,317
Debt securities	356,808	360,860
Equity securities	7,630	7,467
	$364,438	$368,327
HELD-TO-MATURITY		
Due in one year or less	$ 5,793	$ 5,798
Due after one year through five years	6,733	6,982
Due after five years through ten years	5,164	5,251
Due after ten years	—	—
	$ 17,690	$ 18,031

NOTE 3 - Accounts Receivable

Accounts receivable consists of the following at December 31:

(in thousands)	2001	2000
Premium and fee accounts	$ 84,969	$ 67,893
Home health service accounts	8,141	10,454
Medical recoverables	5,165	6,969
Other	13,715	10,775
Less: allowance for doubtful accounts	(6,647)	(6,137)
	$ 105,343	$ 89,954

Medical recoverables consist of refunds identified on paid claims. This amount has been recorded as a reduction of medical expense in the consolidated statements of operations. Other receivables consist primarily of amounts due for reinsurance recoveries, pharmacy rebates, interest accrued on statutory deposits and amounts related to contractual arrangements with laboratory service providers.

NOTE 4 - Property and Equipment

Property and equipment consists of the following at December 31:

(in thousands)	2001	2000
Land, buildings and improvements	$44,416	$35,207
Computer equipment and software	42,345	36,477
Office furniture and equipment	26,138	22,786
Leasehold improvements	3,856	2,144
	116,755	96,614
Less: accumulated depreciation and amortization	(59,426)	(49,392)
	$57,329	$47,222

NOTE 5 - Notes Payable

The Company has access to total revolving credit facilities of $29 million, which are subject to annual renewal and collateral requirements, and are used to provide short-term capital resources for routine cash flow fluctuations. At December 31, 2001, the Company's investment security balances used as collateral, which are parent company only investments, fell below the minimum collateral requirements thereby reducing the credit line availability to $24.3 million. Borrowings bear interest at a rate based on the Federal Funds rate plus .75% - 1.65% and are secured by certain cash balances and investment securities. At December 31, 2001, approximately $3.7 million was outstanding on one of the lines-of-credit at an interest rate of 3.42% and approximately $444,000 in letters-of-credit were outstanding, although no amounts had been drawn.

Interest expense paid in cash on borrowings and on claims paid subsequent to state mandated deadlines during 2001, 2000 and 1999 was approximately $1,267,000, $444,000 and $523,000, respectively.

NOTE 6 - Reinsurance

M.D. IPA, OCI, OCCI and MLH maintain reinsurance coverage to provide for reimbursement of claims in excess of certain limits. The reinsurer for health claims indemnifies either 90% of the approved per diem or fixed charge per procedure, or 80% of the eligible in and out of service area acute care medical expenses in excess of $200,000 per enrollee per year. Transplant costs conducted in an approved facility are reimbursed at either 90% or 80% of eligible charges and in non-approved facilities at 50% of eligible charges. The coverage provides reimbursement benefits for a lifetime maximum of $2,000,000 in eligible medical costs with no more than $1,000,000 in a given year. Reinsurance for life and accidental death claims generally covers all settlements in excess of $50,000 per person subject to a $950,000 maximum recovery per person for life claims and $1,000,000 per person on accidental death claims. Reinsurance recoveries for the years ended December 31, 2001, 2000 and 1999 were approximately $2,319,000, $2,044,000 and $1,566,000, respectively. In the consolidated statements of operations, reinsurance premiums are shown net of the related recoveries.

NOTE 7 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows as of December 31:

(in thousands)	2001	2000
Deferred tax liabilities:		
Accelerated depreciation	$ 1,071	$ 1,344
Receivable valuation adjustments	9	1,734
Vendor guarantee revenue	10,739	—
Unrealized investment gains	1,361	975
Total deferred tax liabilities	13,180	4,053
Deferred tax assets:		
Accrued medical expenses	1,559	1,486
Premium revenue adjustments	2,639	1,140
State net operating losses	4,144	3,802
Accrued pension expenses	3,864	1,845
Accrued vacation	400	217
Other	146	164
Total deferred tax assets	12,752	8,654
Valuation allowance for deferred tax assets	(3,778)	(3,751)
Net deferred tax assets	8,974	4,903
	$(4,206)	$ 850
Included in the consolidated balance sheets:		
Current assets - deferred income taxes	$ 216	$ 850
Non-current assets - deferred income taxes	4,219	3,013
Current liabilities - deferred income taxes	(8,641)	(839)
Non-current liabilities - deferred income taxes	—	(2,174)
Net deferred tax (liability) asset	$(4,206)	$ 850

Significant components of the provision for income taxes attributable to continuing operations are as follows for the years ended December 31:

(in thousands)	2001	2000	1999
Current:			
Federal	$ 25,579	$ 22,041	$ 10,536
State	621	591	557
Total current	26,200	22,632	11,093
Deferred:			
Federal	1,771	(5,019)	2,623
State	(824)	(261)	(208)
Total deferred	947	(5,280)	2,415
	$ 27,147	$ 17,352	$ 13,508

The Company's tax provision differs from the statutory rate for Federal income taxes for the years ended December 31 as follows:

(in thousands)	2001	2000	1999
Statutory rate (35%)	$ 29,520	$19,866	$13,940
Tax-exempt interest	(2,870)	(2,067)	(1,421)
State income taxes, net of Federal benefit	22	(436)	(163)
Increase in valuation allowance for deferred tax assets	27	706	765
Other non-deductible items	529	574	566
Tax credits	(191)	(664)	(16)
Other, net	110	(627)	(163)
	$ 27,147	$17,352	$13,508

Total tax deposits made by the Company in 2001, 2000 and 1999 were approximately $11,750,000, $19,255,000 and $10,027,000, respectively.

At December 31, 2001, the Company has state net operating loss carryforwards of $97,014,000 that expire in various years beginning in 2006. The losses were generated by certain operating subsidiaries of the Company, in the normal course of their business.

The Company records a valuation allowance for deferred tax assets when in management's judgment that it is more likely than not that all or a portion of a deferred tax asset will not be realized. At December 31, 2001 and 2000, the Company recorded a valuation allowance related to state net operating loss carryforwards.

NOTE 8 - Related Parties

For the years ended December 31, 2001, 2000 and 1999, certain members of the Boards of Directors of MAMSI and affiliated corporations who are also participating physicians provided medical services to enrollees totaling $5,414,000, $4,954,000 and $1,790,000, respectively, which represents approximately .7%, .8% and .3% in 2001, 2000 and 1999, respectively, of payments to all physicians. Board members are remunerated at the same contractual level as all other participating physicians and are selected by enrollees to render medical services under the same guidelines as all other participating physicians.

NOTE 9 - Employee Benefits Plans

PENSION PLANS

The Company has a defined contribution 401(k) savings plan covering all full-time employees. Employees are allowed to contribute up to 23% of their pretax earnings annually up to a maximum contribution of $10,500 and the Company makes a matching contribution of 50% on the first 4% of contributions made by employees. Only Company contributions may be invested in MAMSI stock. Employee contributions can be invested in a variety of mutual funds. Employees vest immediately in the employee contributions and ratably over five years in the Company contributions. During 2001, 2000 and 1999, the Company's contribution to the 401(k) plan aggregated $1,202,000, $1,264,000 and $1,056,000, respectively.

Pursuant to the employment contracts entered into by the Company with certain key executives, effective in 2000, each executive is entitled to supplemental retirement income benefits based upon years of service and attained salary levels. The Company is accruing for the liability under these contracts based on an estimated present value calculation of the future benefits payable to each executive. Expense recognized related to this benefit was $5,783,000 and $2,866,000 for the years ended December 31, 2001 and 2000, respectively.

STOCK OPTION PLANS

The Company follows APB 25 under which no compensation expense has been recognized in connection with its stock option plans. Pro forma information regarding net income and earnings per share are required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.8%, 6.6%, and 5.2%; volatility factors of the expected market price of the Company's common stock of .65, .65, and .59 and a weighted average life of the options of three years. The Company anticipates that it will declare no dividends.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows (in thousands except per share amounts):

	2001	2000	1999
Pro forma net income	$49,997	$34,020	$19,856
Pro forma basic earnings per share	1.29	.90	.48
Pro forma diluted earnings per share	1.23	.86	.48

In years 1990 through 1996, and years 1998 through 2001, MAMSI implemented a non-qualified stock option plan whereby options for the purchase of shares of common stock may be granted to directors, officers and employees of the Company. Unexpired authorized shares under the plans total 10,000,000. Options under the plans generally vest over a three-year period and are exercisable at 100% of the fair market value per share on the date the options are granted. The Company accounts for these stock option grants in accordance with APB 25, and, accordingly, recognizes no compensation expense for these stock option grants. Transactions relating to the plans are summarized as follows:

	2001		2000		1999	
	2001 Shares	Weighted Average Exercise Price	2000 Shares	Weighted Average Exercise Price	1999 Shares	Weighted Average Exercise Price
Outstanding, January 1	7,978,037	$11.59	9,524,599	$13.35	7,913,124	$14.98
Granted	2,526,290	$16.46	3,100,763	$ 9.53	2,541,630	$ 9.32
Exercised	(3,000,306)	$13.35	(1,991,094)	$12.52	(13,100)	$ 6.21
Forfeited	(355,258)	$14.02	(2,656,231)	$14.76	(917,055)	$16.37
Outstanding, December 31	7,148,763	$12.45	7,978,037	$11.59	9,524,599	$13.35
Available for grant, end of year	1,251,180		1,554,976		1,581,308	
Exercisable, end of year	3,977,323		4,474,207		5,910,801	
Option price range for exercised shares	$5.06-$20.63		$5.06-$17.13		$5.06-$7.88	
Option price range at end of year	$5.00-$23.05		$5.00-$21.00		$5.00-$20.00	
Weighted average fair value of options granted during year	$7.61		$4.10		$3.85	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of 12/31/2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of 12/31/2001	Weighted Average Exercise Price
$ 0.00 - $ 5.00	150	1.7	$ 5.00	150	$ 5.00
$ 5.01 - $ 10.00	3,245,289	2.9	$ 8.76	1,990,215	$ 8.61
$10.01 - $ 15.00	993,073	1.6	$ 12.62	869,266	$ 12.63
$15.01 - $ 20.00	2,872,096	3.6	$ 16.46	1,111,252	$ 16.53
$20.01 - $ 25.00	38,155	4.3	$ 21.24	6,440	$ 20.67
	7,148,763	3.0	$ 12.45	3,977,323	$ 11.72



Left to right, Provider Networks' Dawn Johnson, IT's Tom Brown, PUB's Howard Garrel, PUB's Julie Darling and IT's Aparna Sathe.

INCENTIVE COMPENSATION PLAN

The Company has an incentive compensation plan whereby managers receive bonuses based upon the annual operating results of the Company. During 2001, 2000 and 1999, incentive compensation expense was approximately $9,000,000, $6,956,000 and $4,200,000, respectively, which was paid to employees in February 2002, 2001 and 2000, respectively.

NOTE 10 - Common Stock

The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
Numerator:			
Net income	$ 57,195,000	$39,406,000	$26,322,000
Denominator:			
Denominator for basic earnings per share - weighted average shares	38,672,147	38,052,746	41,225,327
Dilutive securities - employee stock options	1,829,939	1,288,291	41,277
Denominator for diluted earnings per share - adjusted weighted average shares	40,502,086	39,341,037	41,266,604

On August 26, 1996, the Company established the MAMSI SCT to fund its obligations arising from its various stock compensation plans. MAMSI initially funded the SCT with 9,130,000 shares of newly issued MAMSI stock. In exchange, the SCT delivered a promissory note to MAMSI for approximately $129.9 million which represented the purchase price of the shares. Amounts owed by the SCT to MAMSI are repaid by cash received by the SCT or will be forgiven by MAMSI, which will result in the SCT releasing shares to satisfy MAMSI obligations for stock compensation.

During 2001, the SCT purchased an additional 2,000,000 of the Company's common stock for approximately $36.5 million. The existing promissory note has been modified to reflect these purchases.

For financial reporting purposes, the SCT is consolidated with MAMSI. The fair market value of the shares held by the SCT is shown as a reduction to stockholders' equity in the Company's consolidated balance sheets. All transactions between the SCT and MAMSI are eliminated. The difference between the cost and fair value of common stock held in the SCT is included in the consolidated financial statements as additional paid-in capital.

NOTE 11 - Commitments and Contingencies

The Company leases certain equipment and office space under the terms of non-cancelable operating leases that expire at various dates through 2006. Rent expense relating to these operating leases approximated $4,393,000, $3,470,000 and $3,429,000 in 2001, 2000 and 1999, respectively.

Future minimum lease commitments under non-cancelable operating leases are as follows for the years ended December 31 (in thousands):

Year	Amount
2002	$ 3,395
2003	2,303
2004	3,168
2005	1,822
2006	1,016
	$ 11,704

M.D. IPA contracts with OPM to provide or arrange health services under the FEHBP. The contract with OPM and applicable government regulations establish premium rating requirements for the FEHBP. The premiums established under the OPM contract are subject to periodic review and audit to determine if they were established in compliance with the community rating and other requirements under the program. OPM typically audits plans once every five or six years, and each audit covers the prior five or six year period. While the government's initial on-site audits are usually followed by a post-audit briefing as well as a preliminary audit report in which the government indicates its preliminary results, final resolution and settlement of the audits can take two to three years. The results of these audits could result in material adjustments to the Company's financial statements. The Company has been audited through 1999. There were no significant findings related to 1999.

On August 30, 2001, the Company filed a Demand for Arbitration with the American Arbitration Association against Merck and related entities seeking an order relating to the parties' Integrated Drug Program Master Agreement (the "Agreement"). The Company asserts that Merck has reneged on its obligations under the Agreement, the aggregate amount of such obligations totaling approximately $49 million for fiscal year ended 2000. On October 8, 2001, Merck and related entities filed an Answer and Counterclaim alleging breach of contract and requesting monetary relief. On October 19, 2001, the Company filed an Answer to the Counterclaim denying all allegations and revising its request for relief to $44.8 million which includes the $41.0 million recorded for financial statement purposes and additional amounts the Company believes it is entitled to under the Agreement. The Company believes that the dispute will be resolved in its favor. If the matter is not resolved in the Company's favor, the effect could be material to the Company's financial statements. See Note 1.

The Company is involved in various legal actions arising in the normal course of business, some of which seek substantial monetary damages. After review, including consultation with legal counsel, management believes any ultimate liability that could arise from these other actions will not materially effect the Company's consolidated financial position or results of operations.

NOTE 12 - Statutory Requirements

M.D. IPA, OCI, OCCI and OCIPA are subject to insurance department regulations in the states in which they are licensed. MLH is subject to insurance department regulations in Maryland, its state of domicile.

Minimum required statutory net worth and actual statutory net worth as of December 31 are as follows:

	2001		2000	
	Minimum	Actual	Minimum	Actual
M.D. IPA	$3,000,000	$ 40,500,000	$3,000,000	$42,600,000
OCI	3,000,000	59,800,000	3,000,000	67,700,000
MLH	1,125,000	108,280,000	500,000	80,000,000
OCCI	2,500,000	7,100,000	2,500,000	3,600,000
OCIPA	1,500,000	2,100,000	1,500,000	2,100,000

M.D. IPA, OCI, OCCI, OCIPA and MLH were in compliance with state depository rules at December 31, 2001 and 2000. OCCI was in compliance with its working capital requirement of $1.6 million at December 31, 2001 and 2000. M.D. IPA, OCI, OCCI, OCIPA and MLH exceeded the highest risk-based capital requirements at December 31, 2001 and 2000. These MAMSI subsidiaries must notify state regulators before the payment of any dividends to MAMSI and, in certain circumstances, must receive positive affirmation prior to such payment.

The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual became effective January 1, 2001. The domiciliary states of M.D. IPA, OCI, OCCI, OCIPA and MLH have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices that M.D. IPA, OCI, OCCI, OCIPA and MLH use to prepare their statutory-basis financial statements. The impact of these changes to MAMSI and its insurance subsidiaries' statutory-basis capital and surplus as of January 1, 2001 was not significant.



Left to right, SPA's Sarwar Faraz, QI's Kathryn Darling, Provider Networks' Son Ngo, Large Group Sales' Renita Carter and Medical Affairs' Brian Thaden.

NOTE 13 - Risk Concentrations

Financial instruments that potentially subject the Company to credit risk consist primarily of investments in marketable securities (including money market funds, floating rate municipal putable bonds, intermediate term municipal bonds, and common stocks) and premiums receivable. The Company receives advice through or assigns direct management of investment in securities to professional investment managers selected for their expertise in various markets, within guidelines established by the Board of Directors. These guidelines include broad diversification of investments. Concentrations of credit risk and business volume with respect to commercial premiums receivable are generally limited due to the large number of employer groups comprising the Company's customer base. As of December 31, 2001, approximately 20% of premium and home health service receivables were due from federal government agencies. The Company performs ongoing credit evaluations of customers and generally does not require collateral.

NOTE 14 - Reportable Segments

DESCRIPTION OF THE TYPES OF PRODUCTS AND SERVICES FROM WHICH EACH REPORTABLE SEGMENT DERIVES ITS REVENUES

The Company has two reportable segments: Commercial risk products and Preferred Provider Organizations ("PPO"). Commercial risk products include traditional HMO and point-of-service health care plans as well as hybrid products. Traditional products provide for the provision of comprehensive medical care to enrollees for a fixed, prepaid premium regardless of the amount of care provided. Hybrid products offer the ability to tailor employee health care offerings by varying benefit designs, funding methods and insurance risk. These products combine the use of capitated physicians to serve as care coordinators, employer funding of specialist and institutional claims on an "as paid" basis with MAMSI's underwriting of risk on a specific and/or aggregate stop loss basis. MAMSI offers access to its preferred provider network of physicians to employers and insurance companies in association with various health plans. PPOs allow enrollees to receive care from a network of participating physicians and health care practitioners who agree to provide services at contractually negotiated rates in exchange for increased patient volume. A PPO does not assume insurance risk from medical utilization and it is not the claims payor.

MEASUREMENT OF SEGMENT PROFIT OR LOSS

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, not including income from the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Management does not allocate assets in the measurement of segment profit or loss; therefore, jointly used assets are not allocated to the reportable segments.

FACTORS MANAGEMENT USED TO IDENTIFY THE COMPANY'S REPORTABLE SEGMENTS

The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because of the range of benefit plans offered for providing health care coverage to enrollees.

Reportable Segments

(in thousands)	Commercial Risk	PPO	All Others	Totals
Year ended December 31, 2001:				
Revenue from external customers	$1,740,938	$21,244	$ 30,781	$1,792,963
Segment pretax profit (loss)	60,448	10,622	(1,057)	70,013
(in thousands)	Commercial Risk	PPO	All Others	Totals
Year ended December 31, 2000:				
Revenue from external customers	$1,404,910	$21,811	$ 44,275	$1,470,996
Segment pretax profit	30,773	10,906	2,135	43,814
(in thousands)	Commercial Risk	PPO	All Others	Totals
Year ended December 31, 1999:				
Revenue from external customers	$1,206,340	$21,352	$ 78,528	$1,306,220
Segment pretax profit (loss)	20,086	11,103	(2,011)	29,178

The sources of revenue included in the All Others category are composed primarily of Medicaid and miscellaneous. The Company ended its participation in Medicaid in 2000. All revenue is generated within the United States.

(in thousands)	2001	2000	1999
Revenues			
Total external revenues for reportable segments	$1,762,182	$1,426,721	$1,227,692
Other revenues	30,781	44,275	78,528
Investment revenue not allocated	14,772	13,483	11,096
Total consolidated revenues	$1,807,735	$1,484,479	$1,317,316
Pretax Profit			
Total profit from reportable segments	$ 71,070	$ 41,679	$ 31,189
Other (loss) profit	(1,057)	2,135	(2,011)
Net investment income not allocated	14,329	12,944	10,652
Total consolidated pretax profit	$ 84,342	$ 56,758	$ 39,830

NOTE 15 - Comprehensive Income

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, net-of-tax, were as follows:

(in thousands)	2001	2000	1999
Unrealized holding gains (losses) arising during period	$ 722	$2,887	$(2,341)
Less: Reclassification adjustment for net gains (losses) included in net income	6	62	(15)
Net unrealized gains (losses) recognized in other comprehensive income (loss)	$ 716	$2,825	$(2,326)

Left to right, HomeCall Pharmaceutical's Bimbola Olagbaju, HomeCall Hospice's Gil Messick, ARS' Marlene King, HomeCall's Godfrey Ng and Dave Bentzel.



Report of Independent Auditors

Board of Directors and Stockholders
Mid Atlantic Medical Services, Inc.

We have audited the accompanying consolidated balance sheets of Mid Atlantic Medical Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid Atlantic Medical Services, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

McLean, Virginia
February 11, 2002

Common Stock and Stockholder Information

The Company's common stock is currently listed on The New York Stock Exchange, Inc. ("NYSE") under the trading symbol MME. The following table sets forth for the indicated periods the high and low reported closing prices of the common stock as furnished by the NYSE.

	2001		2000	
	HIGH	LOW	HIGH	LOW
First Quarter	$20.30	$14.94	$10.13	$ 7.63
Second Quarter	21.08	15.34	13.75	9.00
Third Quarter	23.05	17.63	16.13	12.63
Fourth Quarter	22.96	16.70	21.25	15.44

The Company has never paid any cash dividends on its common stock and presently anticipates that no cash dividends will be declared in the foreseeable future. Any dividends will depend on future earnings, the financial condition of the Company and regulatory requirements. See Note 12 to the Consolidated Financial Statements.

On July 11, 2001, the Company's Stock Compensation Trust ("SCT") purchased from the Company 2,000,000 shares of the Company's common stock at a price of $18.25 per share for $20,000 in cash and $36,480,000 in the form of a note payable to the Company. The sale was exempt under Section 4(2) of the Securities Act of 1933, as amended, ("1933 Act"). The SCT is used to meet grant obligations of the Company's stock option plans, and the shares issuable upon exercise of these options are registered under the 1933 Act.

As of March 4, 2002 there were approximately 665 stockholders of record of the Company's common stock.

MME Listed NYSE
THE NEW YORK STOCK EXCHANGE

Officers and Directors†

Executive Staff

Mark D. Groban, M.D.**
Chairman of the Board

Thomas P. Barbera**
Vice Chairman of the Board, President
and Chief Executive Officer

Robert E. Foss**
Senior Executive Vice President
and Chief Financial Officer

Sharon C. Pavlos**
Associate Senior Executive Vice President,
General Counsel and Secretary

Stephan H. Bandeian, M.D.
Senior Vice President - Strategic Policy and Analysis

C. Franklin Church, M.D.
Senior Vice President -
North Carolina Medical Director

John D. DeRosa**
President - Alliance PPO, LLC

Paul E. Dillon
Senior Vice President and Treasurer

Vera C. Dvorak, M.D.**
Executive Vice President and Medical Director

Catherine F. Fridell
Executive Vice President - Claims

Susan D. Goff**
President - MD-Individual Practice Association, Inc.
Executive Vice President - Sales

Debbie J. Hulen**
Senior Vice President - Sales

R. Larry Mauzy
Executive Vice President and Chief Information Officer

Gretchen P. Murdza
Chief Executive Officer - HomeCall, Inc. and FirstCall, Inc.
President - HomeCall Pharmaceutical Services, Inc. and HomeCall Hospice Services, Inc.

Robert J. White
Senior Vice President - Provider Networks

Board of Directors

Mark D. Groban, M.D.**
Chairman of the Board
MAMSI

Howard M. Arnold
Chief Executive Officer
Churchill Investment Corporation

Thomas P. Barbera**
Vice Chairman of the Board, President and
Chief Executive Officer
MAMSI

Francis C. Bruno, M.D.
Family Practice

Raymond H. Cypess, D.V.M., Ph.D.
President and CEO
American Type Culture Collection

John W. Dillon*
Former Vice President (Retired)
Verizon Maryland, Inc.

Robert E. Foss**
Senior Executive Vice President
and Chief Financial Officer
MAMSI

John P. Mamana, M.D.
Internal Medicine

Edward J. Muhl*
Partner
PricewaterhouseCoopers LLP

Janet L. Norwood*
B.A., M.A., Ph.D, LL.D. Honorary

John A. Paganelli
President Emeritus
Transamerica Life Insurance Company

Ivan R. Sabel
Chairman and Chief Executive Officer
Hanger Orthopedics Group, Inc.

James A. Wild*
Vice President
Almag Plating Corporation

† - As of March 4, 2002.
* - Signifies a member of the Audit Committee.
** - Signifies an executive officer for Securities and Exchange Commission purposes.

Senior Staff

Morton B. Albert, M.D., Medical Director - Behavioral Health
James P. Bauer, Senior Vice President - Information Technology
James M. Bennett, M.D., Associate Medical Director - West Virginia
Gail L. Bragg, Vice President - HomeCall, Inc.
Royce A. Burruss, RPh, Vice President - HomeCall Pharmaceutical Services, Inc.
Regina L. Chmielewski, Vice President - Large Group Sales
Thomas W. Cogan, Vice President - Large Group Sales
Janice P. Dade, Vice President - Alliance PPO, LLC
J. Barry Dumser, Vice President - Collections
Sally J. Duran, Senior Vice President - Quality Improvement
Christopher R. Dyckman, Senior Vice President - Corporate Sales and Marketing
Artie R. Esworthy, Jr., President - HomeCall, Inc.
John E. Fleig, Jr., Senior Vice President - Pricing, Underwriting and Benefits
Judith S. Graham, Vice President - Human Resources
Keith L. Hassan, M.D., Associate Medical Director - North Carolina MAMSI, Clinical Care Coordination
Cindy J. Henegar, R.N., Vice President - Clinical Operations/Claims
Mark A. Hockey, Vice President - Systems Support
John S. Hulen, Senior Vice President - Information Technology
Joan W. Huppi, M.D., Associate Medical Director - Inpatient Clinical Care Coordination
Pamela S. Jackson, R.N., Vice President - Claims Operations
Michael A. Jenkin, M.D., Associate Medical Director - Inpatient Clinical Care Coordination
Thomas S. Lanava, M.D., Medical Director - West Virginia MAMSI
Marla D. Leigh, Senior Vice President - Member Services and Professional Services
Gary W. Livengood, Vice President - Special Investigative Unit
Christopher E. Mackail, Senior Vice President - Finance and Controller**
Craig W. Magargel, Vice President - Information Technology
Sidney G. Masri, Vice President - Compliance
Elise D. Miller, R.N., Vice President - Clinical Strategy Development
Derry L. Mount, Senior Vice President, General Manager - West Virginia
J. David Nagel, M.D., Associate Medical Director - Inpatient Clinical Care Coordination
Sheldon Orkin, Senior Vice President, General Manager - North Carolina
Hernan Padilla, M.D., Senior Vice President, Associate Medical Director - Clinical Care Coordination
Gloria B. Pilgrim, Vice President - Physician Liaison Department
Michael R. Rosnick, M.D., Medical Director - Quality Improvement
Elizabeth P. Sammis, Ph.D., Senior Vice President - Corporate Communications
Lee R. Shapiro, D.M.D., Medical Director - Dental Services
Mary E. Shocklee, Vice President - Accounting Operations
Susan M. Stine, R.N., Senior Vice President - Operations, HomeCall, Inc.
Susan Sullivan-Waugaman, Vice President - Large Group Sales
Shirley A. Sutton, Vice President - Provider Networks
Robert J. Tallent, Vice President - Alliance PPO, LLC
Elizabeth D. Wheeler, Vice President - M.D. IPA
Ronald J. Wiesinger, M.D., Associate Medical Director - Outpatient Clinical Care Coordination

Corporate Information

Corporate Address
Mid Atlantic Medical Services, Inc.
4 Taft Court
Rockville, MD 20850

Number of Employees — 3,148

Transfer Agent
The Bank of New York
101 Barclay Street
12th Floor
New York, NY 10286
1-800-524-4458

The Bank of New York Stock Transfer Web Site:
http://www.stockbny.com

Send Certificates for Transfer and Address Changes to:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Independent Auditors
Ernst & Young LLP

Analyst Inquiries
Security analysts and other investment professionals seeking information about MAMSI and its subsidiaries may call:

Paul E. Dillon
Investor Relations
301-294-3702

Stockholder Inquiries
Stockholders with questions about their stock accounts may write to:

Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
E-mail address: shareowner-svcs@bankofny.com

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Sharon C. Pavlos
Associate Senior Executive Vice President, General Counsel and Secretary
4 Taft Court
Rockville, MD 20850

Subsidiaries
Alliance PPO, LLC
Alliance Recovery Services, LLC
FirstCall, Inc.
HomeCall, Inc.
HomeCall Hospice Services, Inc.
HomeCall Pharmaceutical Services, Inc.
MAMSI Life and Health Insurance Company
MAMSI Insurance Agency of the Carolinas, Inc.
MAMSI Insurance Resources, LLC
MD-Individual Practice Association, Inc.
M.D. IPA Surgicenter, Inc.
Optimum Choice, Inc.*
Optimum Choice of the Carolinas, Inc.
Optimum Choice, Inc. of Pennsylvania
Physicians Health Plan of Maryland, Inc.


MAMSI
Your Life. Our Mission.

MAMSI
4 Taft Court
Rockville, MD 20850
www.mamsi.com

40 04 14 414 3/02